Exhibit 3

  GERDAU ACOMINAS' NEW WIRE ROD ROLLING MILL BEGINS PRODUCTION IN MINAS GERAIS

o It is the most modern equipment in the Americas in the production of wire rod and has a nominal capacity of 550 thousand annual metric tons.
o The first wire rod coils were already produced at the rolling mill which is in the testing phase.
o Shipments will begin in the first quarter of 2004 and will go to the international markets.


The new rolling mill at Gerdau Acominas plant, located in the Ouro Branco (MG), has just produced its first wire rod coils. The most up-to-date equipment for wire rod in the Americas, has an installed capacity of 550 thousand metric tons per year and required an investment of US$ 66 million. Wire rod is the input for wires and these are used in the civil construction, agricultural and industrial sectors.

The rolling mill is in the testing phase and will be producing distinct quality wire rod due to the new technology being used. The product will start shipping this first quarter and will be directed to foreign markets in which it is currently in high demand. According to the International Iron and Steel Institute (IISI), the world's crude steel output in 2004 should reach for the first time the one billion ton mark, an increase of 6% over the performance of 2003, a reflex of the increase in international demand, especially China. "We are confronted with a scenario of great demand for steel products throughout the world and wire rod, a prime input for other steel production phases, is also under great demand pressure, especially by Asian countries", states the CEO Mr. Jorge Gerdau Johannpeter.

The Gerdau Group ended 2003 with an output over 12 million metric tons of crude steel in the Americas, compared to 9.4 million tons in the previous period.

Gerdau Acominas already has four wire rod rolling mills in the country and located at the following mills: Riograndense (RS), Cosigua (RJ), Aconorte (PE) and Usiba (BA). At these units, the wire rod is produced in accordance with the most rigid international and Brazilian norms and supplies the domestic market and the drawing mills in the country - where it is converted into greater value-added products -, in addition to being exported to all continents.